SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

INVUITY, INC.

(Name of Subject Company)

INVUITY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Scott Flora

Interim President and Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Invuity, Inc., a Delaware corporation (“Invuity”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by Accipiter Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser and Stryker with the SEC on September 24, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Invuity (the “Shares”) for a purchase price of $7.40 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 24, 2018, and in the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Although Invuity believes that no supplemental disclosure is required under applicable laws, Invuity is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment in response to the purported class action lawsuits described in Item 8 of the Schedule 14D-9 under the subsection entitled “Stockholder Litigation.” Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect the information set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The subsection entitled “Arrangements with Directors and Executive Officers of Invuity—Retention Arrangements with Stryker” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by restating the first and second sentences of the first paragraph with the following:

“As of the date hereof, Stryker and Invuity have not entered into any agreement, arrangement or understanding with any members of Invuity’s management team regarding employment or consultancy with Stryker or the Surviving Corporation, nor has there been any reference by Stryker to the potential employment of any members of Invuity’s management team in any written proposals to acquire Invuity or other writing not referenced in this Schedule 14D-9. On September 18, 2018, Stryker Instruments, a subsidiary of Stryker, offered retention packages to Scott Flora, James Mackaness, Douglas Heigel, Hisham Shiblaq and Steve Annen that include payments totaling approximately $1,555,000 in the aggregate.”

Item 4.	The Solicitation or Recommendation.

The subsection entitled “Recommendation of the Board—Background” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the tenth paragraph:

“Among other factors, Moelis was selected due to its proven track record and the positive experience Mr. Lucier had with Moelis in its representation of Life Technologies Corporation, of which Mr. Lucier was Chairman and Chief Executive Officer, in its sale to Thermo Fisher Scientific in 2013.”

The subsection entitled “Recommendation of the Board—Background” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the fifty-ninth paragraph:

“The standstill provisions in the non-disclosure agreement with Party A fell away upon the execution of the Merger Agreement.”

The subsection entitled “Projected Financial Information” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by restating the last sentence of the first paragraph with the following:

“The Projections were provided to the Board and Moelis during the evaluation of the Transactions. The Projections were also provided to Stryker, except with respect to the portions of the Projections solely related to the future utilization of net operating losses (“NOLs”), for which Stryker received only the current NOL balance and dates of expiry.”

The two tables following the eleventh paragraph in the subsection entitled “Projected Financial Information” in Item 4 of the Schedule 14D-9 are hereby amended in their entirety as follows:

	Fiscal Year Ended December 31
($ in millions)	2017A	2018E	2019E	2020E	2021E	2022E	2023E
Total Revenues	$40	$46	$59	$75	$92	$111	$131

Gross Profit	28	30	40	53	66	80	94

Operating Expenses:
Selling, General & Admin	(54)	(48)	(40)	(43)	(50)	(57)	(64)
Research & Development	(6)	(4)	(3)	(3)	(4)	(5)	(6)
Indirect Overhead	(3)	(4)	(4)	(4)	(4)	(5)	(5)

Total Operating Expenses	(63)	(56)	(47)	(50)	(58)	(68)	(76)

EBIT(1)	(35)	(26)	(7)	3	8	12	18
Depreciation & Amortization	2	2	2	2	2	2	2

EBITDA(2)	(33)	(24)	(5)	5	10	14	20

(1)	“EBIT” is defined as earnings attributable to Invuity before interest expense and taxes.
(2)	“EBITDA” is defined as earnings attributable to Invuity before interest expense, taxes, depreciation and amortization and does not add back stock-based compensation.

	Fiscal Year Ended December 31
($ in millions)	Q2-Q4’ 2018E	2019E	2020E	2021E	2022E	2023E
EBIT	$(7)	$(7)	$3	$8	$12	$18

Less: Taxes Paid (21%)	(0)	(0)	(1)	(2)	(3)	(4)
Add: Depreciation & Amortization	1	2	2	2	2	2
Less: Capital Expenditures	(0)	(1)	(1)	(1)	(1)	(1)
Change in Net Working Capital	(1)	(0)	(1)	(0)	0	(2)

Unlevered Free Cash Flow(1)	(7)	(6)	4	8	11	13

(1)	“Unlevered Free Cash Flow” is calculated by adding depreciation and amortization and changes in net working capital and subtracting taxes paid and capital expenditures from EBIT.

	Fiscal Year Ended December 31
($ in millions)	Q2-Q4 2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Taxable Income / (Loss)(1)	$(7)	$(7)	$3	$8	$12	$18	$24	$26	$29	$31	$35
NOLs:
Beginning Balance	171	178	185	182	174	162	144	120	94	66	34
NOLs Added / (Utilized)	7	7	(3)	(8)	(12)	(18)	(24)	(26)	(29)	(31)	(34)

Ending Balance	178	185	182	174	162	144	120	94	66	34	0

NOL Utilization(2)	0	0	1	2	3	4	5	5	6	7	7

(1)	Taxable Income for fiscal years 2024 through 2028 were extrapolated based on an assumption of 10% growth per year.
(2)	Based on a tax rate of 21%.

The table following the first paragraph in the subsection entitled “Opinion of Invuity’s Financial Advisor—Summary of Material Financial Analyses of Invuity—Selected Publicly Traded Companies Analysis” in Item 4 of the Schedule 14D-9 is hereby amended in its entirety as follows:

($ in millions)	TEV	TEV / Revenue 2018E	TEV / Revenue 2019E	‘17A to ‘20E Revenue CAGR	‘18E Gross Margin %
K2M Group Holdings, Inc. (1)	$1,035	3.6x	3.3x	10.2%	65.6%
AngioDynamics, Inc.	915	2.7x	2.6x	1.0%	N/A
Sientra, Inc.	729	10.6x	7.5x	52.4%	62.2%
LeMaitre Vascular, Inc.	667	6.2x	5.7x	7.9%	71.3%
RTI Surgical, Inc.	387	1.4x	1.3x	4.2%	50.9%
Endologix, Inc.	381	2.5x	2.7x	(5.3%)	65.2%
SeaSpine Holdings Corporation	233	1.7x	1.6x	5.1%	61.8%
Alphatec Holdings, Inc.	173	1.8x	1.6x	7.4%	63.6%
Misonix, Inc.	158	3.9x	3.6x	20.7%	N/A
ConforMIS, Inc.	59	0.7x	0.7x	9.0%	46.8%

Maximum		10.6x	7.5x	52.4%	71.3%
Average		3.5x	3.1x	11.3%	60.9%
Median		2.6x	2.7x	7.7%	62.9%
Minimum		0.7x	0.7x	(5.3%)	46.8%

Iron (Street)	$157	3.4x	2.8x	20.7%	65.2%
Iron (Management)	$157	3.4x	2.6x	23.5%	64.9%

(1)	K2M Group Holdings, Inc. announced a definitive merger agreement with Stryker on August 30, 2018; K2M metrics shown using the unaffected share price one day prior to the transaction announcement.

The table following the first paragraph in the subsection entitled “Opinion of Invuity’s Financial Advisor—Summary of Material Financial Analyses of Invuity—Selected Precedent Transactions Analysis” in Item 4 of the Schedule 14D-9 is hereby amended in its entirety as follows:

Date Announced	Target	Acquirer	TV (in millions)	TV/LTM Revenue
07/2018	Bovie Medical Corporation (electrosurgical & cauteries business & Bovie brand)	Symmetry Surgical Inc.	$97	3.4x
03/2018	Cogentix Medical, Inc.	Laborie Medical Technologies Canada ULC	212	3.9x
12/2017	Entellus Medical, Inc.	Stryker Corporation	636	7.4x
10/2017	VEXIM	Stryker Corporation	186	8.0x
10/2017	Exactech, Inc.	TPG Capital	736	2.8x
06/2017	NOVADAQ Technologies Inc.	Stryker Corporation	644	7.7x
02/2017	DePuy Synthes, Inc. (Codman Neurosurgery)	Integra LifeSciences Holdings Corporation	1,045	2.8x
09/2016	EndoChoice Holdings, Inc.	Boston Scientific Corporation	196	2.6x
05/2016	Smith & Nephew’s gynecology business	Medtronic Public Limited Company	350	6.3x
05/2016	Galil Medical Inc.	BTG plc	85(1)	3.8x
05/2016	Symmetry Surgical Inc.	RoundTable Healthcare Partners IV, L.P.	131	1.5x
03/2016	Medi-Globe Corporation	Duke Street Capital	152	1.2x
11/2015	SurgiQuest, Inc.	CONMED Corporation	265	6.0x
09/2015	Synergetics USA, Inc.	Valeant Pharmaceuticals International	161	2.2x
06/2015	Lumenis Ltd.	XIO Group	459	1.6x
07/2014	NeuroTherm, Inc.	St. Jude Medical, Inc.	200	4.0x
12/2013	Patient Safety Technologies, Inc.	Stryker Corporation	113	4.5x

Maximum				8.0x
Mean				4.1x
Median				3.8x
Minimum				1.2x

(1)	Excludes contingent payments.

The subsection entitled “Opinion of Invuity’s Financial Advisor—Miscellaneous” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the last paragraph:

“Other than in connection with the Transactions, Moelis has not previously provided any services to Invuity.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INVUITY, INC.

By:	/s/ Scott Flora
	Name:	Scott Flora
	Title:	Interim President and Chief Executive Officer

Dated: October 16, 2018